NEWS RELEASE

EMX Royalty Acquires Additional Boreal Metals Shares
for Modum Cobalt Project in Norway

Vancouver, British Columbia, February 15, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce its acquisition of 1,324,181 common shares of Boreal Metals Corp. ("Boreal") (TSX-V: BMX), representing 2.6% of Boreal’s issued and outstanding shares. EMX acquired the shares pursuant to the sale to Boreal of the Modum cobalt project in Norway (see EMX news release dated January 16, 2018). The shares were issued to EMX at a deemed price of CDN$0.26 per share. Immediately prior to the acquisition, EMX owned 9,205,882 common shares, representing 17.8% of Boreal’s outstanding common shares. The Company now owns 10,530,063 common shares, representing 19.9% of Boreal’s outstanding common shares.

The shares were acquired under the section 2.13 [Petroleum, natural gas, and mining properties] of National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators. EMX does not have any current intention of acquiring any further securities of Boreal but may acquire further securities of Boreal in the future. The Company recently executed a purchase agreement to sell the Guldgruvan cobalt project in Sweden to Boreal Energy Metals Corporation ("BEMC"), a wholly owned subsidiary of Boreal Metals Corp., for a 5.9% equity ownership in BMEC, as well as a 3% NSR royalty and other considerations to EMX's benefit (see EMX news release dated February 9, 2018).

The Company has filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the acquisition. Copies of the Report may be obtained from SEDAR (www.sedar.com) or without charge from Boreal or EMX.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com